Supplement to the Statement of Additional Information Dated January 28, 2013 (revised April 30, 2013)

Liquidation and Dissolution of Vanguard TIPS Transition Fund
Effective as of the close of business on June 4, 2013, the liquidation and dissolution of Vanguard TIPS Transition Fund is complete.
Any references to the Fund in the Statement of Additional Information are hereby deleted.
This is the final N-SAR filing for this fund.